

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2016

<u>Via E-mail</u>
Brian V. Breheny, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

>   **Re: Alexza Pharmaceuticals, Inc.**
>   **Schedule TO-C**
>   **Filed May 10, 2016 by Ferrer Pharma, Inc. et. al.**
>   **File No. 005-82505**

Dear Mr. Breheny:

We have reviewed your May 18, 2016 response to our comment letter and have the following comment.

<u>General</u>

1. We note your response to our prior comment. Please provide us with further detailed legal analysis as to whether the tender offer for shares of Alexza Pharmaceutical is a going private transaction under Rule 13e-3. We note that (i) Grupo Ferrer owns almost 11% of Alexza's shares, (ii) Grupo Ferrer has certain informational/inspection rights under the Collaboration Agreement, (iii) Grupo Ferrer's sales of ADASUVE constitute approximately 78% of Alexza's total sales in 2015 and that they are likely to be even more of those total sales in 2016, given the termination of Teva's collaboration, and (iv) Grupo Ferrer is likely to have developed or obtained information about future sales of ADASUVE, Alexza's sole commercial product. In your response, also please describe the background of the negotiations that led to the execution of the merger agreement.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3619 with any questions regarding our comments.

>   Sincerely,

>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers & Acquisitions